                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20059


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



NAME OF ISSUER:  Industrial Scientific Corporation


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  45631G-10-6


Check the following box if a fee is being paid with this statement:  [  ]

CUSIP NO.  45631G-10-6
________________________________________________________________________________
(1)   Names of Reporting Persons                   Kenton E. McElhattan

      SS or IRS Identification Nos.                  SSN:  ###-##-####
      of Above Person
________________________________________________________________________________
(2) Check the Appropriate Box (See Instructions): (a)_________________________ if a Member of a Group


           (See Instructions)
           (b)_______________X________________
               Membership in any group is
                disclaimed
--------------------------------------------------------------------------------
(3)        SEC Use Only                                United States of America


--------------------------------------------------------------------------------
(4)        Citizenship or Place                        United States of America
           of Organization


--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power                       681,960
Beneficially
Owned by Each              (6)  Shared Voting Power                     764,400*
Reporting Person
With                       (7)  Sole Dispositive Power                  681,960

                           (8)  Shared Dispositive                      764,400*
                                Power
________________________________________________________________________________
(9)   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                                1,446,360


________________________________________________________________________________
(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                    Not Applicable


________________________________________________________________________________
(11)    Percent of Class Represented by Amount in Row 9                    42.9


________________________________________________________________________________
(12)    Type of Reporting Person                                             IN
        (See Instructions)

*  See Exhibit A

CUSIP NO.  45631G-10-6

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               --------------

                   Industrial Scientific Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

                   1001 Oakdale Road
                   Oakdale, PA  15071

Item 2(a)      Name of Person Filing:
               ----------------------

                   Kenton E. McElhattan

Item 2(b)      Address of Principal Business Office:
               -------------------------------------

                   Industrial Scientific Corporation
                   1001 Oakdale Road
                   Oakdale, Pennsylvania 15071

Item 2(c)      Citizenship:
               ------------

                   United States of America

Item 2(d)      Title of Class of Securities:
               -----------------------------

                   Common Stock, Par Value $.01 Per Share

Item 2(e)      CUSIP Number:
               -------------

                   45631G-10-6

Item 3         Statement filed pursuant to Rules 13d-1(b), or
               13d-2(b).

                   Not Applicable.

Item 4         Ownership:
               ----------

               (a) Amount beneficially owned:  1,446,360*

               (b) Percent of class:  42.9

               (c) Number of shares as to
                   which person has:

                   (i)   Sole power to vote or
                         to direct the vote:                   681,960

                   (ii)  Shared power to vote
                         or to direct the vote:                764,400*

                   (iii) Sole power to dispose or
                         to direct the disposition
                         of shares:                            681,960

                   (iv)  Shared power to dispose or to
                         direct the disposition
                         of shares:                            764,400*

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

                     Not Applicable.


Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

                     Not Applicable.


Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported by the Parent Holding
               ----------------------------------------------------------
               Company:
               --------

                     Not Applicable.


Item 8         Identification and Classification of Members of the Group:
               ----------------------------------------------------------

                     Not Applicable.



Item 9         Notice of Dissolution of Group:
               -------------------------------

                     Not Applicable.

Item 10        Certification:
               --------------

                     Not Applicable.


*  See Exhibit A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998



/s/ Kenton E. McElhattan
------------------------
Kenton E. McElhattan

                                 EXHIBIT A
                                 ---------


* Includes 750,000 shares held by Florence L. McElhattan, the wife of reporting person, and 14,400 shares held in a charitable foundation of which the reporting person is a Director. The reporting person disclaims beneficial ownership of such shares.











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